UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41927

SU Group Holdings Limited

(Registrant’s Name)

7th Floor, The Rays
No. 71 Hung To Road, Kwun Tong
Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “SU Group,” “we,” “us” and “our” refer to SU Group Holdings Limited and its subsidiaries.

Change in Registrant’s Certifying Accountant

On July 6, 2026, the audit committee (the “Audit Committee”) of the board of directors (the “Board”) of SU Group dismissed Marcum Asia CPAs LLP (“Marcum Asia”) as its independent registered public accounting firm. On July 6, 2026, the Audit Committee approved the appointment of Guangdong Prouden CPAs GP (“Prouden”) as SU Group’s independent registered public accounting firm. The services previously provided by Marcum Asia will be provided by Prouden, effective as of July 8, 2026.

The reports of Marcum Asia on the financial statements of SU Group for the years ended September 30, 2025 and 2024 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the years ended September 30, 2025 and 2024, through July 6, 2026, there were no disagreements with Marcum Asia on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference to the subject matter of the disagreement in connection with its reports on SU Group’s financial statements for such periods.

During the Company’s the two years ended September 30, 2025 and 2024 and through July 6, 2026, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management in the annual report on Form 20-F for the fiscal year ended September 30, 2025, filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 16, 2026. The material weaknesses identified relates to (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements, (ii) a lack of formal risk assessment process and internal control framework over financial reporting, and (iii) a lack of IT general controls regarding logical access security, change management of our ERP system as well as cybersecurity.

SU Group provided Marcum Asia with a copy of the forgoing disclosure and requested Marcum Asia to furnish SU Group with a letter addressed to the Securities and Exchange Commission stating whether or not Marcum Asia agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of Marcum Asia’s letter, dated July 16, 2026, is filed as Exhibit 99.1 to this Form 6-K.

During the years ended September 30, 2025 and 2024 and through July 8, 2026, neither SU Group nor anyone acting on SU Group’s behalf, consulted Prouden with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on SU Group’s consolidated financial statements, and neither a written report was provided to SU Group nor oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by SU Group in reaching a decision as to the accounting, auditing or financial reporting issue; nor (ii) any matter that was either the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Letter from Marcum Asia CPAs LLP, dated July 16, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SU GROUP HOLDINGS LIMITED

Date: July 16, 2026	By:	/s/ Chan Ming Dave
Chan Ming Dave
Chief Executive Officer

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